Verizon Communications	Thomas A. Bartlett
One Verzion Way	Senior Vice President & Controller
VC44E220
Basking Ridge, NJ 07920

October 16, 2006

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Verizon Communications Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 14, 2006

Forms 10-Q for the quarterly periods ended June 30, 2006

File No. 1-8606

Dear Mr. Spirgel:

This letter sets forth our responses to the comments contained in your letter, dated October 3, 2006, relating to Form 10-K for the fiscal year ended December 31, 2005 and Forms 10-Q for the quarterly periods ended June 30, 2006. Your comments are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

General

1.	We refer you to comments 2 and 3 in our letter dated September 1, 2006. You state in response to comment 3 that you do not believe your reputation and share value are diminished in the eyes of reasonable investors as a result of your contacts with countries identified as terrorist-sponsoring states, “[f]or the reasons stated above.” We understand this to be a reference to your view, expressed in response to comment 2, that your contacts with such countries do not constitute an investment risk because they are “limited, and lawful.” We understand your reference to the “limited” nature of your contacts with terrorist-sponsoring states to relate to your view that such contacts are quantitatively immaterial.

We confirm the Staff’s understanding of our responses.

Mr. Larry Spirgel

Securities and Exchange Commission

October 16, 2006

2.	With respect to the issue of qualitative materiality, we note that the investor sentiment expressed by investor actions including, but not limited to, those cited in prior comment 3 does not appear to turn on the legality of company contacts with terrorist-sponsoring states. Please advise us of any additional factors you considered in reaching your view as to the qualitative materiality of your contacts with Cuba, Iran, North Korea, Sudan and Syria.

As described in our previous response, our business relationships with entities in Cuba, Iran, North Korea, Sudan and Syria are immaterial in amount and legal in nature. In assessing the adequacy of our disclosures, we have also considered the following additional factors:

1)	our business activities are limited to the exchange of normal telecommunications traffic similar to that exchanged by other global communications companies;

2)	we have no manufacturing, sales or distribution facilities in these countries;

3)	we have no employees in these countries;

4)	we have no subsidiaries, joint venture interests or other investments in these countries; and

5)	we do not export products or technology to any of these countries.

In addition, I have consulted with our Investor Relations, Corporate Secretary and Legal departments and, based on those consultations, I can advise you that we have received only one investor inquiry regarding our business activities with these countries (specifically, Sudan) and that there have not been any other inquiries, including from states that have legislation or policies governing investment in companies that have business activities in such countries. We explained the nature and limited extent of our activities in response to the investor inquiry and have received no further inquiries or expressions of concern.

For these reasons, we do not believe that our business relationships with entities in these countries results in any qualitatively material risk for our investors which should be disclosed in our filings.

If you have any questions regarding this letter, please do not hesitate to call me at (908) 559-2234, or Michael Morrell at (908) 559-1200.

Sincerely,

Thomas A. Bartlett

Copy to: James Lopez, Securities and Exchange Commission